Exhibit 3.1

STATE OF DELAWARE CERTIFICATE OF MERGER
FOR THE MERGER OF
ADAPTIN ACQUISITION CO. WITH AND INTO ADAPTIN BIO, INC.

February 11, 2025

Pursuant to Section 251(c) of the
General Corporation Law of the State of Delaware

Adaptin Bio, Inc., a Delaware corporation (the “Corporation”), does hereby certify to the following facts relating to the merger (the “Merger”) of Adaptin Acquisition Co., a Delaware corporation (“Merger Sub”), with and into the Corporation, with the Corporation remaining as the surviving corporation of the Merger (the “Surviving Corporation”):

FIRST:	The name of each constituent corporation is Adaptin Bio, Inc., a Delaware corporation, and Adaptin Acquisition Co., a Delaware corporation.

SECOND:	An Agreement and Plan of Merger (the “Merger Agreement”) has been approved, adopted, executed and acknowledged by each of the constituent corporations in accordance with Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”).

THIRD:	In accordance with the Merger Agreement and upon the effectiveness of this filing, Merger Sub will merge with and into the Corporation. The name of the Surviving Corporation of the Merger shall be “Adaptin Bio Operating Corporation.”

FOURTH:	Upon the effectiveness of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as set forth on Exhibit A attached hereto.

FIFTH:	The Merger shall become effective on February 11, 2025, at 1:25 p.m. Eastern Time.

SIXTH:	The executed Merger Agreement is on file at the principal place of business of the Surviving Corporation at 3540 Toringdon Way, Suite 200, #250 Charlotte, NC 28277.

SEVENTH:	A copy of the executed Merger Agreement will be furnished by the Surviving Corporation on request and without cost, to any stockholder of any constituent corporation of the Merger.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Merger to be executed by its duly authorized officer as of the date first above written.

Adaptin Bio, Inc.

By:	/s/ Michael J. Roberts
Name:	Michael J. Roberts
Title:	Chief Executive Officer

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ADAPTIN BIO OPERATING CORPORATION

1. The name of the corporation is Adaptin Bio Operating Corporation (the “Corporation”).

2. The address of its registered office in the State of Delaware is 108 West 13th Street, Suite 100, Wilmington, DE 19801 in the county of New Castle. The name of its registered agent at such address is Vcorp Services, LLC.

3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “DGCL”).

4. The Corporation is to have perpetual existence.

5. The total number of shares of capital stock which the Corporation shall have authority to issue is: ten thousand (10,000). These shares shall be of a single class designated as common stock (the “Common Stock”) with a par value of $0.0001.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

No holder of shares of stock of the Corporation’s capital stock shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

6. Effective upon the registration of any class of the Corporation’s stock under the Securities Act of 1934, as amended, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

7. Unless and except to the extent that the by-laws of the Corporation (the “By-laws”) shall so require, the election of directors of the Corporation need not be by written ballot.

8. The Board of Directors shall have the power to adopt, amend or repeal the By-laws.

9. To the fullest extent permitted by the DGCL, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. No amendment to or repeal of this Article 9 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

10. The Corporation shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, each person that such section grants the Corporation the power to indemnify.

11. The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate of Incorporation or the By-laws, from time to time, to amend, alter or repeal any provision of this Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of this Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

12. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the By-laws and (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. If any provision or provisions of this Article 12 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provision of this Article 12 (including, without limitation, each portion of any sentence of this Article 12 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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